Exhibit 99.1

Ares Capital Corporation

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Period from 6/23/04 through
	3/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Earnings:
Net increase in stockholders’ equity resulting from operations	$35,037	$(139,457)	$90,832	$69,695	$41,851	$3,190
Income tax expense, including excise tax	31	248	(826)	4,932	158	—

Total earnings before taxes	$35,068	$(139,209)	$90,006	$74,627	$42,009	$3,190

Fixed Charges:

Interest and credit facility fees	$6,581	$36,515	$36,889	$18,584	$1,528	$137

Total fixed charges	$6,581	$36,515	$36,889	$18,584	$1,528	$137

Earnings available to cover fixed charges	$41,649	$(102,694)	$126,895	$93,211	$43,537	$3,327
Ratio of earnings to fixed charges	6.3	(2.8)	3.4	5.0	28.5	24.2

Footnote disclosure:

Unrealized gains (losses) from investment transactions	$(19,874)	$(266,447)	$(10,661)	$(14,553)	$4,386	$231
Earnings available to cover fixed charges excluding above	$61,523	$163,753	$137,556	$107,764	$39,151	$3,096
Ratio of earnings to fixed charges excluding above	9.3	4.5	3.7	5.8	25.6	22.5